19003173

SEC
Mail Processing
Section

Washington, D.C. 20549

FEB 25 2019

Washington DC
408

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SEC FILE NUMBER
8-66939

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TECCA Holdings LLC dba Texas Corporate Capital Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Davis (214) 459-3169
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, James K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TECCA Holdings LLC dba Texas Corporate Capital Advisors, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James K. Davis
Signature

President
Title

Waverly A. McCarthy
Notary Public

WAVERLY A MCCARTHY
Notary ID #4529674
My Commission Expires
June 3, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
TECCA Holding LLC dba Texas Corporate Capital Advisors

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECCA Holding LLC dba Texas Corporate Capital Advisors (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 14, 2019

We have served as the Company's auditor since 2016.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	23,292
Receivable from member		3,593
Prepaid assets		3,068
Property and equipment, net of accumulated depreciation of $15,130		-0-
	$	29,953

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	7,257
Total liabilities		7,257
Member's equity		22,696
	$	29,953

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Consulting income	$ 1,000
Expenses	
Compensation and benefits	0
Occupancy and equipment costs	10,050
Regulatory fees and expenses	1,480
Other expenses	37,803
	49,333
Net income (loss)	$ (48,333)

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balances at December 31, 2017	$	25,867
Contributions		45,162
Net income (loss)		(48,333)
Balances at December 31, 2018	$	22,696

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net income (loss)	$	(48,333)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
Increase in receivable from member		0
Increase in prepaid assets		(1,524)
Increase in accounts payable and accrued liabilities		1,224
Net cash provided (used) by operating activities		(48,633)
Cash flows from investing activities		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities		
Capital contributions		45,162
Net cash provided (used) by financing activities		45,162
Net increase (decrease) in cash and cash equivalents		(3,471)
Cash and cash equivalents at beginning of period		26,763
Cash and cash equivalents at end of period	$	23,292

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	-0-
State income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") was organized under the laws of the State of Texas as a limited liability company on April 7, 2000. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance.

The Company became effective November 9, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under SEC Rule 15c3-3(k)(2)(i). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services related to the corporate finance needs of middle-market companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers, using the full retrospective approach. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

As the measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

The Company has two primary lines of business: (i) private placements and (ii) mergers and acquisitions ("M&A") advisory services. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company's broker-dealer is included within the private placement or M&A fees line items within the consolidated statements of operations.

Private placement fees. The Company acts as an agent for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from private placements in which the Company acts as an agent. Revenue is recognized on the closing date (the date on which the issuing entity receives cash from the lender or investor). The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the private placement at that point. In the event that transactions are not completed, the Company immediately expenses those costs.

M&A advisory fees. The Company provides advisory services on M&A transactions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization.

Depreciation of property and equipment is provided using the straight-line and accelerated methods over the estimated useful lives of the assets.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

Note 1 - Summary of Significant Accounting Policies, continued

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Member's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $16,035 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .45 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its member at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 3 - Going Concern

Continued operating losses and negative cash flows from operating activities could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Note 4 - Subsequent Events

In February 2019 the Company received a capital contribution of $10,000 from its sole member.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2018

Schedule I

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	22,696
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		22,696
Deductions and/or charges		
Non-allowable assets:		
Receivable from member		3,593
Prepaid assets		3,068
Net capital before haircuts on securities positions		16,035
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital	$	16,035

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Liabilities		
Accounts payable and accrued expenses	$	7,257
Total aggregate indebtedness	$	7,257

Schedule I (continued)

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 484
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 11,035
Excess net capital at 1000%	$ 15,309
Ratio: Aggregate indebtedness to net capital	.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT
Required By SEC Rule 17a-5

Year Ended
December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
TECCA Holding LLC dba Texas Corporate Capital Advisors

We have reviewed management's statements, included in the accompanying TECCA Holding LLC dba Texas Corporate Capital Advisors' Exemption Report, in which (1) TECCA Holding LLC dba Texas Corporate Capital Advisors identified the following provisions of 17 C.F.R. §15c3-3(k) under which TECCA Holding LLC dba Texas Corporate Capital Advisors claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) TECCA Holding LLC dba Texas Corporate Capital Advisors stated that TECCA Holding LLC dba Texas Corporate Capital Advisors met the identified exemption provisions throughout the most recent fiscal year without exception. TECCA Holding LLC dba Texas Corporate Capital Advisors' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TECCA Holding LLC dba Texas Corporate Capital Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 14, 2019

TECCA Holdings, LLC dba Texas Corporate Capital Advisors Exemption Report

TECCA Holdings, LLC dba Texas Corporate Capital Advisors (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

TECCA Holdings LLC dba Texas Corporate Capital Advisors

TECCA Holdings, LLC dba Texas Corporate Capital Advisors

I, James K. Davis, President, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: James K. Davis

Title: President

January 28, 2019